Item 77C: Matters submitted to a vote of security holders

At a Special Meeting of Shareholders of the BB&T International Equity Fund (the "International Equity Fund"), a series of BB&T Funds, held on July 25, 2007, shareholders of the International Equity Fund voted to approve an Investment Sub-Advisory Agreement between BB&T Asset Management, Inc. and Julius Baer Investment Management LLC with respect to the International Equity Fund. The results of the voting are as follows:

For
12,205,802.968

Against
21,796.962

Abstain
21,506.978

Total
12,249,106.908